August 18, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E., Stop 7010
Washington, D.C. 20549
Attention: Jill S. Davis


Dear Ms. Davis:

                 RE:  HARVEST ENERGY TRUST ("HARVEST" OR THE "TRUST")
                      FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
                      FILED MARCH 30, 2006
                      FILE NO. 333-121627
-------------------------------------------------------------------------------


On behalf of Harvest, set forth below are the Trust's responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing set forth in the letter dated August 7, 2006. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Trust's response.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES, PAGE 4

(c)   CAPITAL ASSETS, PAGE 5

1. WE NOTE YOUR STATEMENT THAT "THE COST OF UNPROVED PROPERTIES IS EXCLUDED FROM THE IMPAIRMENT TEST CALCULATION DESCRIBED ABOVE AND SUBJECT TO A SEPARATE IMPAIRMENT TEST." PLEASE EXPAND YOUR DISCLOSURE TO INDICATE YOUR METHODOLOGY FOR TESTING UNPROVED PROPERTIES FOR IMPAIRMENT.

RESPONSE:

We propose to amend future filings to include the following statement:

"An impairment of unproved properties is recognized when the cost base exceeds the fair value determined by a reference to market prices, historical experience or a third party independent evaluator."


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                                                                August 18, 2006
                                                                         Page 2


(i)  UNIT - BASED COMPENSATION, PAGE 6

2. WE NOTE THAT YOU APPLY AN INTRINSIC VALUE METHOD WHEN MEASURING AND RECORDING COMPENSATION EXPENSE OF YOUR EMPLOYEE UNIT INCENTIVE PLANS. PLEASE CLARIFY WHY YOU BELIEVE THE INTRINSIC VALUE BASED METHOD IS MORE APPROPRIATE THAN THE FAIR VALUE BASED METHOD FOR CANADIAN REPORTING PURPOSES. ADDITIONALLY, IN THE EVENT YOU CONCLUDE THAT THE INTRINSIC VALUE METHOD IS AN APPROPRIATE METHOD UNDER CANADIAN GAAP, IT APPEARS THAT ADDITIONAL DISCLOSURES WOULD BE REQUIRED REGARDING THE PRO FORMA EFFECT OF THE FAIR VALUE BASED METHOD. REFER TO PARAGRAPHS 1, 28, AND 78 OF SIS 3870 CICA HANDBOOK.

RESPONSE:

We have two types of unit based incentive plans; 1) Trust Unit Rights Incentive Plan; and 2) Unit Awards Incentive Plan. The Trust Unit Incentive Plan provides employees with the option to settle the rights on a net cash or net equity basis or the employee may choose to purchase trust units at the exercise price. The Unit Awards Incentive Plan is a direct award of trust units or the equivalent value in cash to the employee, the choice of settlement in units or cash is entirely at the option of the employee.

Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, STOCK BASED COMPENSATION AND OTHER STOCK BASED PAYMENTS, paragraphs 38-40 specify the appropriate accounting treatment for awards that call for cash settlement as follows.


 .38 FOR AWARDS (INCLUDING MODIFICATIONS TO AWARDS) THAT CALL FOR SETTLEMENT IN CASH OR OTHER ASSETS, INCLUDING STOCK APPRECIATION RIGHTS, AN ENTERPRISE SHOULD MEASURE COMPENSATION COST AS THE AMOUNT BY WHICH THE QUOTED MARKET VALUE OF THE SHARES OF THE ENTERPRISE'S STOCK COVERED BY THE GRANT EXCEEDS THE OPTION PRICE OR VALUE SPECIFIED, BY REFERENCE TO A MARKET PRICE OR OTHERWISE, SUBJECT TO ANY APPRECIATION LIMITATIONS UNDER THE PLAN. CHANGES, EITHER INCREASES OR DECREASES, IN THE QUOTED MARKET VALUE OF THOSE SHARES BETWEEN THE DATE OF GRANT AND THE MEASUREMENT DATE RESULT IN A CHANGE IN THE MEASURE OF COMPENSATION FOR THE RIGHT OR AWARD. COMPENSATION COST ACCRUED DURING THE SERVICE PERIOD SHOULD NOT BE ADJUSTED BELOW ZERO. THE OFFSETTING ADJUSTMENT SHOULD BE TO COMPENSATION COST OF THE PERIOD IN WHICH CHANGES IN THE MARKET VALUE OCCUR. THE ACCRUED COMPENSATION FOR A RIGHT THAT IS FORFEITED OR CANCELLED SHOULD BE ADJUSTED BY DECREASING COMPENSATION COST IN THE PERIOD OF FORFEITURE. [JAN. 2002]

 .39 AN AWARD OF STOCK APPRECIATION RIGHTS THAT CALLS FOR SETTLEMENT IN CASH IS AN INDEXED LIABILITY, AND THE MEASUREMENT DATE IS THE SETTLEMENT (EXERCISE) DATE BECAUSE THAT IS CONSISTENT WITH ACCOUNTING FOR SIMILAR LIABILITIES.

 .40 SOME AWARDS OF STOCK-BASED COMPENSATION RESULT IN THE ENTERPRISE INCURRING A LIABILITY BECAUSE EMPLOYEES CAN COMPEL THE ENTERPRISE TO SETTLE THE AWARD BY TRANSFERRING ITS CASH OR OTHER ASSETS TO EMPLOYEES RATHER THAN BY ISSUING EQUITY INSTRUMENTS. FOR EXAMPLE, AN ENTERPRISE MAY INCUR A LIABILITY TO PAY AN EMPLOYEE EITHER ON DEMAND OR AT A SPECIFIED DATE AN AMOUNT TO BE DETERMINED BY THE INCREASE IN THE SHARE PRICE FROM A SPECIFIED LEVEL.


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                                                                August 18, 2006
                                                                         Page 3


As discussed above, employees of the Trust can compel the Trust to settle vested awards issued under either plan with cash, therefore, in accordance with the recommendations in CICA Handbook Section 3870.38-40, we are required to measure the compensation cost associated with our unit based compensation using the intrinsic value. Changes in the market value of the trust units are reflected in compensation cost at each measurement date.

The awards issued by Harvest are described in paragraph 3870.76 and were required to be accounted for under the guidance of CICA Handbook Section 3870 since January 1, 2002. CICA Handbook Section 3870 paragraph 78 requires fair value pro forma disclosure only for those awards issued as described under paragraphs 77 and 79. As CICA 3870.77 specifically excludes the awards described under CICA 3870.76, we believe that CICA 3870.78 does not apply to our awards.

 .76 THIS SECTION IS ALSO APPLIED TO THE FOLLOWING AWARDS THAT ARE OUTSTANDING AT THE START OF THE FIRST FISCAL YEAR BEGINNING ON OR AFTER JANUARY 1, 2002:

         (a) AWARDS THAT CALL FOR SETTLEMENT IN CASH OR OTHER ASSETS (SEE PARAGRAPH 3870.38);

         (b) STOCK APPRECIATION RIGHTS THAT CALL FOR SETTLEMENT BY THE ISSUANCE OF EQUITY INSTRUMENTS; AND

         (c) ANY OTHER AWARD THAT IS MODIFIED SO AS TO BECOME AN AWARD INCLUDED IN (A) OR (B) ABOVE. THE AWARD IS ACCOUNTED FOR AS A NEW AWARD AND NOT USING MODIFICATION ACCOUNTING.

         THE CUMULATIVE AMOUNT, APPLICABLE TO (A) OR (B) ABOVE, THAT WOULD HAVE BEEN RECOGNIZED IN PRIOR YEARS HAD THIS SECTION BEEN APPLIED, LESS ANY AMOUNT PREVIOUSLY RECOGNIZED, IS RECOGNIZED AS THE EFFECT OF A CHANGE IN ACCOUNTING POLICY AND CHARGED TO OPENING RETAINED EARNINGS FOR THE FISCAL YEAR IN WHICH THIS SECTION IS INITIALLY APPLIED, WITHOUT RESTATEMENT OF PRIOR PERIODS.

 .77     FOR AWARDS  OTHER THAN THOSE  SPECIFIED  IN  PARAGRAPH  3870.76,  THIS
         SECTION IS ADOPTED FOR FISCAL YEARS BEGINNING ON OR AFTER JANUARY 1, 2004. EARLIER ADOPTION IS ENCOURAGED. AN ENTERPRISE USES ONE OF THE FOLLOWING TRANSITIONAL ALTERNATIVES: (12)

         (a) RETROACTIVE APPLICATION -- THE FAIR VALUE BASED METHOD OF ACCOUNTING IS ADOPTED FOR ALL TYPES OF AWARD PREVIOUSLY NOT ACCOUNTED FOR AT FAIR VALUE, AND EITHER:

               (i) PRIOR PERIODS ARE RESTATED TO INCLUDE THE EXPENSE FOR AWARDS OF THAT TYPE THAT WAS INCLUDED IN THE PRO FORMA NOTE DISCLOSURE FOR PRIOR PERIODS (SEE PARAGRAPH 3870.78); OR

               (ii) PRIOR PERIODS ARE NOT RESTATED AND AN ADJUSTMENT IS MADE TO THE OPENING BALANCE OF RETAINED EARNINGS OF THE CURRENT PERIOD TO REFLECT THE CUMULATIVE EFFECT OF THE CHANGE ON PRIOR PERIODS CONSISTENT WITH THAT IN PARAGRAPH 3870.77(A)(I).

         (b) PROSPECTIVE APPLICATION -- THE FAIR VALUE BASED METHOD IS APPLIED TO AWARDS (OF THE TYPE PREVIOUSLY NOT ACCOUNTED FOR AT FAIR VALUE) GRANTED, MODIFIED OR SETTLED ON OR AFTER THE BEGINNING OF THE FISCAL YEAR IN WHICH THE ENTERPRISE ADOPTS THIS SECTION FOR THOSE AWARDS. THIS ALTERNATIVE IS ONLY AVAILABLE TO ENTERPRISES THAT ELECT TO APPLY THE FAIR VALUE BASED METHOD OF ACCOUNTING TO THAT TYPE OF AWARD FOR FISCAL YEARS BEGINNING BEFORE JANUARY 1, 2004.

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                                                                August 18, 2006
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         AN ENTERPRISE  DISCLOSES  WHETHER IT HAS ADOPTED THE FAIR VALUE METHOD
         OF ACCOUNTING FOR THESE AWARDS ON A RETROACTIVE OR PROSPECTIVE BASIS AND, IF RETROACTIVE, WHETHER PRIOR PERIODS HAVE BEEN RESTATED.

 .78 IF AWARDS OF STOCK-BASED EMPLOYEE COMPENSATION WERE OUTSTANDING AND ARE NOT ACCOUNTED FOR UNDER THE FAIR VALUE BASED METHOD (SEE
         PARAGRAPHS 3870.77 AND 3870.79) FOR ANY PERIOD FOR WHICH AN INCOME STATEMENT IS PRESENTED, THE FOLLOWING INFORMATION IS DISCLOSED FOR THOSE PERIODS:

         (a) THE TOTAL STOCK-BASED EMPLOYEE COMPENSATION COST, NET OF RELATED TAX EFFECTS, THAT WOULD HAVE BEEN INCLUDED IN THE DETERMINATION OF NET INCOME IF THE FAIR VALUE BASED METHOD HAD BEEN APPLIED TO THOSE AWARDS;

         (b) PRO FORMA NET INCOME AS IF THE FAIR VALUE BASED METHOD HAD BEEN APPLIED TO THOSE AWARDS; AND

         (c) PRO FORMA BASIC AND DILUTED EARNINGS PER SHARE AS IF THE FAIR VALUE BASED METHOD HAD BEEN APPLIED TO THOSE AWARDS.

         THE REQUIRED PRO FORMA AMOUNTS REFLECT THE DIFFERENCE IN STOCK-BASED EMPLOYEE COMPENSATION COST, IF ANY, INCLUDED IN NET INCOME AND THE TOTAL COST MEASURED BY THE FAIR VALUE BASED METHOD, AS WELL AS ADDITIONAL TAX EFFECTS, IF ANY, THAT WOULD HAVE BEEN RECOGNIZED IN THE INCOME STATEMENT IF THE FAIR VALUE BASED METHOD HAD BEEN APPLIED TO ALL AWARDS. THE REQUIRED PRO FORMA PER SHARE AMOUNTS REFLECT THE CHANGE IN THE DENOMINATOR OF THE DILUTED EARNINGS PER SHARE
         CALCULATION AS IF THE ASSUMED PROCEEDS UNDER THE TREASURY STOCK METHOD, INCLUDING MEASURED BUT UNRECOGNIZED COMPENSATION COST AND THE EXCESS TAX BENEFITS CREDITED TO CONTRIBUTED SURPLUS, WERE DETERMINED UNDER THE FAIR VALUE BASED METHOD.

 .79 ENTERPRISES OTHER THAN PUBLIC ENTERPRISES, CO-OPERATIVE ENTERPRISES, DEPOSIT-TAKING INSTITUTIONS AND LIFE INSURANCE ENTERPRISES APPLY THIS SECTION FOR FISCAL YEARS BEGINNING ON OR AFTER JANUARY 1, 2003 TO:

         (a)   TRANSACTIONS WITH NON-EMPLOYEES (SEE PARAGRAPH 3870.75);

         (b) AWARDS SETTLED IN CASH OR OTHER ASSETS OF THE TYPE IDENTIFIED IN PARAGRAPH 3870.76(A); AND

         (c) AWARDS MODIFIED (SEE PARAGRAPH 3870.76(C)) TO BECOME AN AWARD INCLUDED IN PARAGRAPH 3870.76(A).

         FOR ALL OTHER AWARDS, ENTERPRISES TO WHICH THE ABOVE EXEMPTION APPLIES, MAY DEFER THE EXPENSE RECOGNITION REQUIREMENTS OF THIS SECTION UNTIL FISCAL YEARS BEGINNING ON OR AFTER JANUARY 1, 2005, BUT MUST IN THAT CASE ALSO DISCLOSE PRO FORMA NET INCOME AND, IF EARNINGS PER SHARE IS PRESENTED, PRO FORMA EARNINGS PER SHARE FOR EACH PERIOD FOR WHICH AN INCOME STATEMENT IS PROVIDED IN ACCORDANCE WITH PARAGRAPH 3870.78. PUBLIC ENTERPRISES ARE THOSE ENTERPRISES THAT HAVE ISSUED DEBT OR EQUITY SECURITIES THAT ARE TRADED IN A PUBLIC MARKET (A DOMESTIC OR FOREIGN STOCK EXCHANGE OR AN OVER THE COUNTER MARKET, INCLUDING LOCAL OR REGIONAL MARKETS), THAT ARE REQUIRED TO FILE FINANCIAL STATEMENTS WITH A SECURITIES COMMISSION, OR THAT PROVIDE FINANCIAL STATEMENTS FOR THE PURPOSE OF ISSUING ANY CLASS OF SECURITIES IN A PUBLIC MARKET.

         (a)   WHOSE EQUITY SECURITIES ARE TRADED IN A PUBLIC MARKET; OR

         (b) THAT MAKES A FILING WITH A REGULATORY AGENCY IN PREPARATION FOR THE SALE OF ANY

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                                                                August 18, 2006
                                                                         Page 5


               CLASS OF EQUITY SECURITIES IN A PUBLIC MARKET; OR

         (c)   THAT IS CONTROLLED BY AN ENTERPRISE COVERED BY (A) OR (B).

         AN AWARD WHOSE TERMS, OTHER THAN THAT THEY INCLUDE A REPURCHASE OBLIGATION, WOULD RESULT IN IT BEING ACCOUNTED FOR AS A LIABILITY, IS NOT ACCOUNTED FOR AS AN EQUITY INSTRUMENT AS A RESULT OF THIS PARAGRAPH. FOR EXAMPLE, STOCK APPRECIATION RIGHTS THAT INCORPORATE A REPURCHASE AGREEMENT AND THAT CALL FOR SETTLEMENT BY THE ISSUANCE OF EQUITY INSTRUMENTS, ARE ACCOUNTED FOR IN ACCORDANCE WITH PARAGRAPH 3870.65.

(k)  DEFERRED FINANCING CHARGES, PAGE 6

3. WE NOTE THAT YOU ARE AMORTIZING YOUR DEFERRED FINANCING CHARGES ON A STRAIGHT-LINE BASIS OVER THE TERM OF THE RELATED DEBT. PLEASE TELL US WHY YOU ARE NOT USING THE EFFECTIVE INTEREST METHOD IDENTIFIED IN PARAGRAPH 71 OF SIS 3855 CICA HANDBOOK.

RESPONSE:

As per CICA Handbook Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, we are not required to adopt the guidance in this section for the year ended December 31, 2005 as it is applicable to interim and annual financial statements relating to fiscals years beginning on or after October 1, 2006. Earlier adoption is permitted but we have not elected to early adopt these sections. Paragraph 87 of the section describes the transitional provisions as follows:

 .87 EXCEPT AS SPECIFIED IN PARAGRAPH 3855.87A, THIS SECTION APPLIES TO INTERIM AND ANNUAL FINANCIAL STATEMENTS RELATING TO FISCAL YEARS BEGINNING ON OR AFTER OCTOBER 1, 2006. EARLIER ADOPTION IS PERMITTED ONLY AS OF THE BEGINNING OF A FISCAL YEAR ENDING ON OR AFTER DECEMBER 31, 2004. AN ENTITY THAT HAS PREVIOUSLY ISSUED INTERIM FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FOR A PERIOD WITHIN A PARTICULAR FISCAL YEAR IS PRECLUDED FROM ADOPTING THIS SECTION UNTIL THE BEGINNING OF ITS NEXT FISCAL YEAR. AN ENTITY ADOPTING THIS SECTION FOR A FISCAL YEAR BEGINNING BEFORE OCTOBER 1, 2006 ALSO ADOPTS COMPREHENSIVE INCOME, SECTION 1530, AND HEDGES, SECTION 3865.


Emerging Issues Committee ("EIC") 94, ACCOUNTING FOR CORPORATE TRANSACTION COSTS, provides guidance on the accounting for deferred financing charges. The appendix for this EIC, refers to the accounting for cost associated with the issue of debt securities as follows:



                                    APPENDIX

            COLUMNS (2) AND (4) OF THE FOLLOWING TABLE SUMMARIZE THE
        CONSENSUS POSITIONS SET OUT IN THE ACCOMPANYING ABSTRACT. COLUMN
          (3) SUMMARIZES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FOR
         COSTS OF COMPLETED CORPORATE TRANSACTIONS AS REQUIRED BY CICA
               ACCOUNTING RECOMMENDATIONS AND EXISTING PRACTICE.

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                                                                August 18, 2006
                                                                         Page 6

    (1)                 (2)                    (3)                   (4)
TRANSACTION     BEFORE TRANSACTION IS   WHEN TRANSACTION IS    IF TRANSACTION IS
    TYPE             COMPLETED              COMPLETED             ABANDONED
-----------     ---------------------   -------------------    -----------------

ISSUE OF DEBT   DEFER IF COSTS ARE      CONTINUE TO DEFER      EXPENSE COSTS
 SECURITIES     ELIGIBLE, TRANSACTION   AND IS  AMORTIZE       WHEN ABANDONED
                IS SPECIFICALLY         COSTS OVER TERM OF
                IDENTIFIED AND          DEBT
                COMPLETION IS MORE
                LIKELY THAN NOT


Based on the excerpt from EIC 94 above, transaction costs associated with the issue of debt should be amortized over the term of the debt. The method of amortization has not been specified. Prior to the adoption of CICA HB Section 3855, it is acceptable practice under Canadian GAAP to use the straight-line method to amortize these types of costs. In addition, we have determined that the approximate adjustment on our December 31, 2005 consolidated income statement if we applied the effective interest method would be less than $100,000. For our 2007 fiscal year we will be adopting the recommendations of CICA HB Section 3855 on a prospective basis and applying the effective interest rate method.

NOTE 5 CAPITAL ASSETS, PAGE 10

4. WE NOTE YOU HAVE CAPITALIZED $7.1 MILLION IN GENERAL AND ADMINISTRATIVE COSTS. PLEASE EXPAND YOUR DISCLOSURE TO EXPLAIN YOUR POLICY REGARDING THE TYPE OF GENERAL AND ADMINISTRATIVE COSTS THAT YOU BELIEVE QUALIFY FOR CAPITALIZATION

RESPONSE:

We propose amending our disclosure in future filings to the following:

"The Trust follows the full cost method of accounting for its petroleum and natural gas activities. All costs of acquiring petroleum and natural gas properties, whether productive or unproductive, related development costs, and overhead charges directly related to these activities, SUCH AS SALARIES AND CONSULTING COSTS RELATED TO GEOLOGICAL, GEOPHYSICAL AND DEVELOPMENT ACTIVITIES, are capitalized and accumulated in one cost centre. Maintenance and repair costs that do not extend or enhance the recoverable reserves are charged against income"


NOTE 20 RECONCILIATIONS TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES,
PAGE 22

GOODWILL

5. WE NOTE YOUR POLICY DISCLOSURE ON PAGE FIVE INDICATING THAT YOU EVALUATE IMPAIRMENT OF GOODWILL BY COMPARING THE CARRYING AMOUNT OF GOODWILL FOR THE REPORTING ENTITY TO THE EXCESS OF THE TRUST'S FAIR VALUE OF ITS PUBLICLY TRADED TRUST UNITS OVER THE RELATED BOOK VALUE OF THE ENTITY. PLEASE CLARIFY HOW YOUR IMPAIRMENT DETERMINATION AND MEASUREMENT IS NOT MATERIALLY DIFFERENT FROM THAT APPLIED FOR U.S. GAAP PURPOSES AND THE EFFECT, IF ANY, HAD YOU APPLIED IMPAIRMENT DETERMINATION AND MEASUREMENT IN ACCORDANCE WITH PARAGRAPHS 19-21 OF SFAS 142 FOR PURPOSES OF YOUR U.S. GAAP RECONCILIATION PRESENTATION. REFER TO PARAGRAPHS 23-25 OF SFAS 142 FOR GUIDANCE RELATED TO DETERMINING FAIR VALUE FOR U.S. GAAP.

RESPONSE:

We do not believe there is a U.S. GAAP to Canadian GAAP difference with respect to the determination of whether or not there is an impairment of goodwill. In accordance with Statement of Financial Accounting

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                                                                August 18, 2006
                                                                         Page 7


Standards Board ("SFAS") 142 paragraph 19 and 23-25, our evaluation of goodwill consisted of the comparison of our total unitholders' equity book value and the related fair value, to determine if there was a potential goodwill impairment. As we have determined that we have one reporting unit we assessed our fair value based on the trading price of our trust units as at December 31, 2005, effectively our market capitalization. We understand that SFAS 142 footnote 16 states that "... MEASURING THE FAIR VALUE OF A COLLECTION OF ASSETS AND LIABILITIES THAT OPERATE TOGETHER IN A CONTROLLED ENTITY IS DIFFERENT FROM MEASURING THE FAIR VALUE OF THAT ENTITY'S INDIVIDUAL EQUITY SECURITIES. AN ACQUIRING ENTITY OFTEN IS WILLING TO PAY MORE FOR EQUITY SECURITIES THAT GIVE IT A CONTROLLING INTEREST THAN AN INVESTOR WOULD PAY FOR A NUMBER OF EQUITY SECURITIES REPRESENTING LESS THAN A CONTROLLING INTEREST. THAT CONTROL PREMIUM MAY CAUSE THE FAIR VALUE OF A REPORTING UNIT TO EXCEED ITS MARKET
CAPITALIZATION." Applying a "control premium" to the fair value would have resulted in a larger fair value, however, given that our market capitalization at December 31, 2005 was $2.0 billion which is $2.9 billion in excess of the carrying value of our equity under U.S. GAAP which was a deficit of $896 million, we did not apply a "control premium" nor were we required to complete the second step of the goodwill impairment test.

We propose clarifying our disclosure in future filings to the following:

"For accounting purposes goodwill is recognized when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of the acquired business. The carrying value of goodwill is assessed for impairment annually at year-end, or more frequently if events occur that could result in an impairment. THE GOODWILL IMPAIRMENT TEST IS A TWO STEP TEST. IN THE FIRST STEP, THE CARRYING VALUE OF OUR ASSETS AND LIABILITIES, INCLUDING GOODWILL, IS COMPARED TO THE FAIR VALUE OF THE REPORTING GROUP. FOR THE FIRST STEP, FAIR VALUE IS DETERMINED USING QUOTED MARKET PRICES, ADJUSTED FOR ANY BENEFITS AS A RESULT OF SYNERGIES AND BENEFITS OF A CONTROLLING INTEREST. IF THE FAIR VALUE IS LESS THAN THE CARRYING VALUE, A POTENTIAL IMPAIRMENT OF GOODWILL MAY EXIST AND WE PERFORM THE SECOND TEST. IMPAIRMENT IS MEASURED BY ALLOCATING THE FAIR VALUE OF THE REPORTING GROUP, AS DETERMINED IN THE FIRST TEST, OVER THE IDENTIFIABLE ASSETS AND LIABILITIES. THE EXCESS OF THE FAIR VALUE OF THE REPORTING GROUP OVER THE FAIR VALUE OF THE IDENTIFIABLE ASSETS AND LIABILITIES REPRESENTS THE FAIR VALUE OF GOODWILL. The excess of the book value of goodwill over this implied fair value is then recognized as an impairment and charged to income in the period in which it occurs. Goodwill is stated as cost less impairment and is not amortized."


EXCHANGEABLE SHARES

6. WE NOTE THAT THE TERMS OF YOUR EXCHANGEABLE SHARES, WHICH ARE INSTRUMENTS OTHER THAN OUTSTANDING UNITS OF THE TRUST AND ARE REDEEMABLE AT THE OPTION OF THE HOLDERS. PLEASE CLARIFY FOR US WHY YOU BELIEVE THESE SHARES DO NOT QUALIFY FOR LIABILITY CLASSIFICATION FOR U.S. GAAP REPORTING PURPOSES AND CITE THE AUTHORITATIVE GUIDANCE SUPPORTING YOUR CONCLUSION. REFER TO PARAGRAPH 11 OR SFAS 150.

RESPONSE:

SFAS 150, details the scope of the statement as follows:

     THIS STATEMENT REQUIRES AN ISSUER TO CLASSIFY THE FOLLOWING INSTRUMENTS AS LIABILITIES (OR ASSETS IN SOME CIRCUMSTANCES):

     o A FINANCIAL INSTRUMENT ISSUED IN THE FORM OF SHARES THAT IS MANDATORILY REDEEMABLE--THAT EMBODIES AN UNCONDITIONAL OBLIGATION REQUIRING THE ISSUER TO REDEEM IT BY TRANSFERRING ITS ASSETS AT A SPECIFIED OR DETERMINABLE DATE (OR DATES) OR UPON AN EVENT THAT IS CERTAIN TO OCCUR

     o A FINANCIAL INSTRUMENT, OTHER THAN AN OUTSTANDING SHARE, THAT, AT INCEPTION, EMBODIES AN OBLIGATION TO REPURCHASE THE ISSUER'S EQUITY SHARES, OR IS INDEXED TO SUCH AN OBLIGATION, AND THAT

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                                                                August 18, 2006
                                                                         Page 8


         REQUIRES OR MAY REQUIRE THE ISSUER TO SETTLE THE OBLIGATION BY TRANSFERRING ASSETS (FOR EXAMPLE, A FORWARD PURCHASE CONTRACT OR
         WRITTEN PUT OPTION ON THE ISSUER'S EQUITY SHARES THAT IS TO BE PHYSICALLY SETTLED OR NET CASH SETTLED)

     o A FINANCIAL INSTRUMENT THAT EMBODIES AN UNCONDITIONAL OBLIGATION, OR A FINANCIAL INSTRUMENT OTHER THAN AN OUTSTANDING SHARE THAT EMBODIES A CONDITIONAL OBLIGATION, THAT THE ISSUER MUST OR MAY SETTLE BY ISSUING A VARIABLE NUMBER OF ITS EQUITY SHARES, IF, AT INCEPTION, THE MONETARY VALUE OF THE OBLIGATION IS BASED SOLELY OR PREDOMINANTLY ON ANY OF THE
         FOLLOWING:

         o A FIXED MONETARY AMOUNT KNOWN AT INCEPTION, FOR EXAMPLE, A PAYABLE SETTLEABLE WITH A VARIABLE NUMBER OF THE ISSUER'S EQUITY SHARES

         o VARIATIONS IN SOMETHING OTHER THAN THE FAIR VALUE OF THE ISSUER'S EQUITY SHARES, FOR EXAMPLE, A FINANCIAL INSTRUMENT INDEXED TO THE S&P 500 AND SETTLEABLE WITH A VARIABLE NUMBER OF THE ISSUER'S EQUITY SHARES

         o VARIATIONS INVERSELY RELATED TO CHANGES IN THE FAIR VALUE OF THE ISSUER'S EQUITY SHARES, FOR EXAMPLE, A WRITTEN PUT OPTION THAT COULD BE NET SHARE SETTLED.

     THE REQUIREMENTS OF THIS STATEMENT APPLY TO ISSUERS' CLASSIFICATION AND MEASUREMENT OF FREESTANDING FINANCIAL INSTRUMENTS, INCLUDING THOSE THAT COMPRISE MORE THAN ONE OPTION OR FORWARD CONTRACT.

Further clarification of SFAS 150 was issued in the March 17-18, 2004 Emerging Issues Task Force ("EITF") Meeting Minutes where the SEC staff prepared an addendum to the Subsequent Developments section of Topic D-98.

     "AT THE MARCH 17-18, 2004 MEETING, THE SEC OBSERVER CLARIFIED THE SEC STAFF'S POSITION RELATING TO THE INTERACTION OF TOPIC D-98 AND STATEMENT 150 FOR CONDITIONALLY REDEEMABLE PREFERRED SHARES. IF A COMPANY ISSUES PREFERRED SHARES THAT ARE CONDITIONALLY REDEEMABLE, FOR EXAMPLE, AT THE HOLDER'S OPTION OR UPON THE OCCURRENCE OF AN UNCERTAIN EVENT NOT SOLELY WITHIN THE COMPANY'S CONTROL, THE SHARES ARE NOT WITHIN THE SCOPE OF STATEMENT 150 BECAUSE THERE IS NO UNCONDITIONAL OBLIGATION TO REDEEM THE SHARES BY TRANSFERRING ASSETS AT A SPECIFIED OR DETERMINABLE DATE OR UPON
     AN EVENT CERTAIN TO OCCUR...."

The exchangeable shares were issued by a subsidiary of Harvest. Each of the exchangeable shares gives the holder the right, at their option, to convert the exchangeable shares to units of the Trust at any time. As a result, we believe that the exchangeable shares are conditionally redeemable. Therefore, based on the above discussion of the scope of SFAS 150 and the related interpretation included in the March 17-18 EITF meeting minutes, we believe that the exchangeable shares are scoped out of SFAS 150 and, as a result, paragraph 11 of that statement would not apply.

Consequently, the exchangeable shares have been classified outside of permanent equity as required under EITF topic D-98 and Accounting Series Release number 268 due to the fact that they are convertible into securities of the Trust. The Trust's units are redeemable at the option of the holder and meet the requirements under EITF topic D-98 and Accounting Series Release number 268 to be classified outside of permanent equity. On June 20, 2006, the Trust redeemed the remaining outstanding exchangeable shares for cash of approximately $1 million; as such these instruments will not be outstanding in future periods.

ITEM (b)

7. WE NOTE YOUR DISCLOSURE THAT PROVED RESERVES FOR U.S. GAAP PURPOSES ARE DERIVED BY APPLYING CONSTANT PRICES AND COSTS. PLEASE EXPAND YOUR DISCLOSURE TO INDICATE THAT THESE PRICES AND COSTS ARE DERIVED UNDER EXISTING ECONOMIC AND OPERATING CONDITIONS, I.E., PRICES AND COSTS AS OF THE DATE THE ESTIMATE IS MADE, IF TRUE, OR OTHERWISE ADVISE. REFER TO RULE 4-10(A)(2) OF REGULATION S-X.

RESPONSE:

                                                                August 18, 2006
                                                                         Page 9


We propose to amend our disclosure in future filings as follows:

"Under U.S. GAAP, proved reserves used for the depletion calculation are estimated using constant prices and costs AS OF THE DATE THE ESTIMATE OF RESERVES IS MADE..."

ITEM (c)

8. WE NOTE YOUR DISCLOSURES INDICATING THAT YOU APPLY SFAS 123 FOR YOUR TRUST UNIT INCENTIVE PLAN AND THE UNIT AWARD INCENTIVE PLAN. PLEASE EXPAND YOUR DISCLOSURE TO INDICATE THE EXPECTED IMPACT ON YOUR FINANCIAL STATEMENTS UPON ADOPTION OF SFAS 123(R). REFER TO SAB TOPIC 11:M.


RESPONSE:

Under SAB Topic 11:M, the following has been stated:

     QUESTION 2: DOES THE STAFF HAVE A VIEW ON THE TYPES OF DISCLOSURE THAT WOULD BE MEANINGFUL AND APPROPRIATE WHEN A NEW ACCOUNTING STANDARD HAS BEEN ISSUED BUT NOT YET ADOPTED BY THE REGISTRANT?

     INTERPRETIVE RESPONSE: THE STAFF BELIEVES THAT THE REGISTRANT SHOULD EVALUATE EACH NEW ACCOUNTING STANDARD TO DETERMINE THE APPROPRIATE DISCLOSURE AND RECOGNIZES THAT THE LEVEL OF INFORMATION AVAILABLE TO THE REGISTRANT WILL DIFFER WITH RESPECT TO VARIOUS STANDARDS AND FROM ONE REGISTRANT TO ANOTHER. THE OBJECTIVES OF THE DISCLOSURE SHOULD BE TO (1) NOTIFY THE READER OF THE DISCLOSURE DOCUMENTS THAT A STANDARD HAS BEEN ISSUED WHICH THE REGISTRANT WILL BE REQUIRED TO ADOPT IN THE FUTURE AND
     (2) ASSIST THE READER IN ASSESSING THE SIGNIFICANCE OF THE IMPACT THAT THE STANDARD WILL HAVE ON THE FINANCIAL STATEMENTS OF THE REGISTRANT WHEN ADOPTED. THE STAFF UNDERSTANDS THAT THE REGISTRANT WILL ONLY BE ABLE TO DISCLOSE INFORMATION THAT IS KNOWN.

     THE  FOLLOWING   DISCLOSURES   SHOULD   GENERALLY  BE  CONSIDERED  BY  THE
     REGISTRANT:

         o A BRIEF DESCRIPTION OF THE NEW STANDARD, THE DATE THAT ADOPTION IS REQUIRED AND THE DATE THAT THE REGISTRANT PLANS TO ADOPT, IF EARLIER.

         o A DISCUSSION OF THE METHODS OF ADOPTION ALLOWED BY THE STANDARD AND THE METHOD EXPECTED TO BE UTILIZED BY THE REGISTRANT, IF DETERMINED.

         o A DISCUSSION OF THE IMPACT THAT ADOPTION OF THE STANDARD IS EXPECTED TO HAVE ON THE FINANCIAL STATEMENTS OF THE REGISTRANT, UNLESS NOT KNOWN OR REASONABLY ESTIMABLE. IN THAT CASE, A STATEMENT TO THAT EFFECT MAY BE MADE.

         o DISCLOSURE OF THE POTENTIAL IMPACT OF OTHER SIGNIFICANT MATTERS THAT THE REGISTRANT BELIEVES MIGHT RESULT FROM THE ADOPTION OF THE STANDARD (SUCH AS TECHNICAL VIOLATIONS OF DEBT COVENANT AGREEMENTS, PLANNED OR INTENDED CHANGES IN BUSINESS PRACTICES, ETC.) IS ENCOURAGED.


As we are only required to file a form 40-F under MJDS annually, we have not yet assessed the impact of SFAS 123(R) on our financial statements. We are currently, assessing this impact for our 2006 fiscal year. Based on the above, it appears that the staff has indicated that only known information is required to be disclosed, we believe the disclosure in footnote 20 (h) of our 2005 year end consolidated financial statements

                                                                August 18, 2006
                                                                        Page 10


with  respect to the  issuance  of FASB  123(R)  that  "Management  has not yet
assessed   the  impact  of  this   standard  on  its   consolidated   financial
statements.", is consistent with the requirements of SAB Topic 11:M.


EXHIBITS 31.1 AND 31.2

9. WE NOTE THAT THE WORDING OF YOUR CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 DOES NOT PRECISELY MATCH THE LANGUAGE SET FORTH IN THE ACT. IN THIS REGARD, YOUR CERTIFICATIONS INCLUDE THE TITLES OF YOUR CERTIFYING OFFICERS WITHIN THE INTRODUCTORY SENTENCE. REFER TO GENERAL INSTRUCTION B(6)(A) OF FORM 40-F FOR THE EXACT TEXT OF SECTION 302 CERTIFICATION AS REQUIRED BY RULE 13A-14(A) OR RULE 15D-14(A) OF THE EXCHANGE ACT AND AMEND YOUR EXHIBITS AS APPROPRIATE.

RESPONSE:

We  propose  to  amend  future   filings  such  that  the  first  line  of  the
certification reads as follows:

"I, Robert W. Fotheringham, certify that:..." and

"I, John Zahary, certify that:..."



In connection with responding to comments by the SEC, we acknowledge that:

    o We are responsible for the adequacy and accuracy of the disclosure in the filing;

    o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    o We may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing, address the various queries which have been raised by the Securities Exchange Commission, but if any items require clarification, please do not hesitate to give me a call at your convenience at 403-268-3197. Many thanks for your comments.

Yours truly,

HARVEST ENERGY TRUST

(Signed) "ROBERT W. FOTHERINGHAM"

Robert W. Fotheringham

[HARVEST OPERATIONS CORP LETTERHEAD]



October 17, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E., Stop 7010
Washington, D.C. 20549
Attention: Jill S. Davis


Dear Ms. Davis:

                 RE:    HARVEST ENERGY TRUST ("HARVEST" OR THE "TRUST")
                        FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
                        FILED MARCH 30, 2006
                        RESPONSE LETTER DATED AUGUST 18, 2006
                        FILE NO. 333-121627
-------------------------------------------------------------------------------

On behalf of Harvest, set forth below are the Trust's responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing set forth in the letter dated September 15, 2006. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Trust's response.

FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

GENERAL

1. We note that you have proposed to expand or revise your disclosure in response to our prior comments 1, 4, 7, and 9, which you have indicated will be incorporated into future filings. We are considering your responses, and will not be in a position to conclude on your proposed resolution until such time that all of your pending comments are resolved.


RESPONSE

Noted.

FINANCIAL STATEMENTS

NOTE 20 RECONCILIATIONS TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES,
PAGE 22

GOODWILL

2. We note your response and proposed disclosure to prior comment five indicating that you have concluded that you have one reporting unit in relation to your assessment of goodwill impairment. It is our understanding that goodwill was recorded with your acquisition of Storm Energy Ltd. For $192 million in

                                                               October 17, 2006
                                                                         Page 2


     2004 which included oil and gas operations in North Central Alberta. It is also our understanding, based on your website disclosures under "Operations," and according to your corporate structure as disclosed on page 11 through 14, and material property disclosures on pages 68 through 69, that you distinguish capital budgets and operations in separate geographical operating locations including Northern, Western Alberta, Eastern Alberta, Southern Alberta, and Southeast Saskatchewan. As such, it remains unclear how you have concluded that your business constitutes one reporting unit as that term is defined under U.S. GAAP. Please address the following:

     o Demonstrate how you have concluded that you have only one reporting unit and specifically describe to us your definition of a reporting unit for U.S. GAAP purposes. Refer to paragraphs 30 and 31 of SFAS 142.

     o Identify for us your chief operating decision makers as defined in paragraph 12 of SFAS 131.

     o Describe the process by which you report your results of operations, including whether or not specific reports are submitted by geographic location to your chief operating decision makers.

     o Describe how your chief operating decision makers determined capital budget allocations by geographic location and tell us whether or not they base these allocations on any specific financial reports.

     o Submit a management organizational chart showing all personnel involved in managing your organization at the executive and senior management levels, clearly indicating the name of the employee and the job function and identify the types of reports, financial summaries, schedules, and information memoranda given to your chief operating decision makers and board of directors.

RESPONSE

IDENTIFY FOR US YOUR CHIEF OPERATING DECISION MAKERS AS DEFINED IN PARAGRAPH 12 OF SFAS 131.

Our chief operating decision makers as defined under paragraph 12 of SFAS 131 are John Zahary, President and Chief Executive Officer, Rob Morgan, Vice President Engineering and Chief Operating Officer, and I, Robert Fotheringham, Vice President Finance and Chief Financial Officer. These individuals approve decisions recommended regarding the allocation of resources and assess the operating performance of our organization. For certain decisions such as significant acquisitions and dispositions, our annual capital and operating budget, and monthly unitholder distributions, additional approval is required by the Board of Directors.

DESCRIBE THE PROCESS BY WHICH YOU REPORT YOUR RESULTS OF OPERATIONS, INCLUDING WHETHER OR NOT SPECIFIC REPORTS ARE SUBMITTED BY GEOGRAPHIC LOCATION TO YOUR CHIEF OPERATING DECISION MAKERS.

The following reports and processes are in place to assist our chief operating decision makers in the management of our operations.

CHIEF FINANCIAL OFFICER, CHIEF OPERATING OFFICER AND THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

On a monthly basis a management report, which provides financial results on a consolidated basis for the current month and the year to date, is distributed to the chief operating decision makers. There is no financial information on a geographic basis included in this report. The monthly management report includes capital expenditures and net operating information on a property by property basis. The purpose of this report is to monitor financial performance at a consolidated level and production volumes.

                                                               October 17, 2006
                                                                         Page 3


On a weekly basis a management meeting takes place which is attended by the chief operating decision makers, the managers that report directly to them and the supervisors of each of the geographic locations (who report to the managers). Prior to the meeting information is collected from each supervisor and a package is distributed to all of the meeting attendees which includes a summary of the weekly production volumes for the properties in each geographic location and also includes a report organized by geographic location as to the status of significant activities underway at each of the properties. A brief summary of the total operating expense and capital expenditures is also included in each report for the geographic location. The focus and purpose of the weekly meetings is to analyze and discuss the status of activities at the property level relating to drilling, production volumes and any other major capital or maintenance activities rather than to discuss financial performance.

On a quarterly basis, a drilling summary is prepared and presented to the chief decision makers that accumulates the number of wells drilled on a year to date basis. This information is not presented on a geographic location basis. No financial information is included in this report.

Also on a quarterly basis, the monthly management report includes a quarter to date summary of the results. In addition, the quarterly interim financial statements and management discussion and analysis are distributed for review, analysis and comment to the chief operating decision makers prior to distribution to the Board of Directors for approval and released to the public.

In addition to the reports above, the chief operating decision makers have access to software which allows them to produce reports which enable them to review financial results for each property as needed. Furthermore, on a daily basis the Chief Financial Officer receives a report from the treasury group summarizing the daily cash and debt position on a consolidated basis. This report is used to make cash management decisions.

BOARD OF DIRECTORS AND AUDIT COMMITTEE

On a quarterly basis the Board of Directors receives the quarterly consolidated financial statements and Management Discussion and Analysis for their review. At this time the Audit Committee will receive the same information but supplemented with a summary memorandum discussing the significant accounting issues affecting the quarter. None of these items include information on a geographic operating location basis.

The  Board  of  Directors  is   responsible   for   approving  the  budget  and
distributions. The budget is presented to and approved by the Board of Directors at a corporate level. Additional budget details are provided at geographic and property levels where a significant amount of activity is planned.

Monthly distributions are approved by the Board of Directors on a monthly or quarterly basis. A summary memorandum outlining corporate financial results and forecasts is presented to the Board of Directors to assist them in the approval of future monthly distributions. Information is not included on a geographic operating location basis.

For acquisitions, an analysis of reserve and production information for the acquisition is presented to the Board of Directors. In addition, a cash flow forecast for the potential acquisition and pro forma information on a consolidated basis are also distributed. There is no consideration of the impact of the acquisition on a particular geographic location.

No other reports are formally and consistently distributed to the chief operating decision makers.

                                                               October 17, 2006
                                                                         Page 4


DESCRIBE HOW YOUR CHIEF OPERATING DECISION MAKERS DETERMINED CAPITAL BUDGET ALLOCATIONS BY GEOGRAPHIC LOCATION AND TELL US WHETHER OR NOT THEY BASE THESE ALLOCATIONS ON ANY SPECIFIC FINANCIAL REPORTS.

Capital budget allocations are made at the property level and an overall corporate capital budget is approved. The capital allocations are based on reserve, production and financial data for an individual property, not for geographic locations. The largest portion of our capital budget is directed towards the drilling of new wells. We determine which drilling locations to pursue based on seismic data, reserve data, drilling results from adjacent wells and cost estimates provided by the engineers and geologists. The cost estimates are considered in conjunction with future oil and gas price curves to determine if the potential well is economically viable. The capital budget may be aggregated to a geographic location basis for the purposes of external reporting to our investors so to provide them with a general view as to which areas we plan to focus on in future periods, however, internally our focus is on a project basis.

SUBMIT A MANAGEMENT ORGANIZATIONAL CHART SHOWING ALL PERSONNEL INVOLVED IN MANAGING YOUR ORGANIZATION AT THE EXECUTIVE AND SENIOR MANAGEMENT LEVELS, CLEARLY INDICATING THE NAME OF THE EMPLOYEE AND THE JOB FUNCTION AND IDENTIFY THE TYPES OF REPORTS, FINANCIAL SUMMARIES, SCHEDULES, AND INFORMATION MEMORANDA GIVEN TO YOUR CHIEF OPERATING DECISION MAKERS AND BOARD OF DIRECTORS.

Please see the attached organizational chart. We have described the reports distributed to the chief operating decision makers above. Additional financial summaries and schedules may be provided to the chief operating decision makers on an as needed basis however, those distributed formally and consistently are described above. None of the ad hoc reports distributed to the chief operating decision makers would be on a geographic operating location basis. All decision making is performed on a consolidated basis for financing decisions and financial performance analysis.

DEMONSTRATE HOW YOU HAVE CONCLUDED THAT YOU HAVE ONLY ONE REPORTING UNIT AND SPECIFICALLY DESCRIBE TO US YOUR DEFINITION OF A REPORTING UNIT FOR U.S. GAAP PURPOSES. REFER TO PARAGRAPHS 30 AND 31 OF SFAS 142.

In determining what constitutes a reporting unit we have considered our internal reporting processes in the context of the guidance described in paragraphs 30 and 31 of SFAS 142 and paragraphs 10 through 16 of SFAS 131, as noted below

         . REPORTING UNIT

         FAS142, PAR. 30

         30. A REPORTING UNIT IS AN OPERATING SEGMENT OR ONE LEVEL BELOW AN OPERATING SEGMENT (REFERRED TO AS A COMPONENT). 17 A COMPONENT OF AN OPERATING SEGMENT IS A REPORTING UNIT IF THE COMPONENT CONSTITUTES A BUSINESS 18 FOR WHICH DISCRETE FINANCIAL INFORMATION IS AVAILABLE AND SEGMENT MANAGEMENT 19 REGULARLY REVIEWS THE OPERATING RESULTS OF THAT COMPONENT. HOWEVER, TWO OR MORE COMPONENTS OF AN OPERATING SEGMENT SHALL BE AGGREGATED AND DEEMED A SINGLE REPORTING UNIT IF THE COMPONENTS HAVE SIMILAR ECONOMIC CHARACTERISTICS. 20 AN OPERATING SEGMENT SHALL BE DEEMED TO BE A REPORTING UNIT IF ALL OF ITS COMPONENTS ARE SIMILAR, IF NONE OF ITS COMPONENTS IS A REPORTING UNIT, OR IF IT COMPRISES ONLY A SINGLE COMPONENT. THE RELEVANT PROVISIONS OF STATEMENT 131 AND RELATED INTERPRETIVE LITERATURE SHALL BE USED TO DETERMINE THE REPORTING UNITS OF AN ENTITY.

         31. AN ENTITY THAT IS NOT REQUIRED TO REPORT SEGMENT INFORMATION IN ACCORDANCE WITH STATEMENT 131 IS NONETHELESS REQUIRED TO TEST GOODWILL FOR IMPAIRMENT AT THE REPORTING

                                                               October 17, 2006
                                                                         Page 5



         UNIT LEVEL. THAT ENTITY SHALL USE THE GUIDANCE IN PARAGRAPHS 10-15 OF STATEMENT 131 TO DETERMINE ITS OPERATING SEGMENTS FOR PURPOSES OF DETERMINING ITS REPORTING UNITS.


         OPERATING SEGMENTS

         FAS131, PAR. 10

         DEFINITION

         FAS131, PAR. 10

         10.   AN OPERATING SEGMENT IS A COMPONENT OF AN ENTERPRISE:

         a. THAT ENGAGES IN BUSINESS ACTIVITIES FROM WHICH IT MAY EARN REVENUES AND INCUR EXPENSES (INCLUDING REVENUES AND EXPENSES RELATING TO TRANSACTIONS WITH OTHER COMPONENTS OF THE SAME ENTERPRISE),

         b. WHOSE OPERATING RESULTS ARE REGULARLY REVIEWED BY THE ENTERPRISE'S CHIEF OPERATING DECISION MAKER TO MAKE DECISIONS ABOUT RESOURCES TO BE ALLOCATED TO THE SEGMENT AND ASSESS ITS PERFORMANCE, AND

         c.    FOR WHICH DISCRETE FINANCIAL INFORMATION IS AVAILABLE.

         AN OPERATING SEGMENT MAY ENGAGE IN BUSINESS ACTIVITIES FOR WHICH IT HAS YET TO EARN REVENUES, FOR EXAMPLE, START-UP OPERATIONS MAY BE OPERATING SEGMENTS BEFORE EARNING REVENUES.

         11. NOT EVERY PART OF AN ENTERPRISE IS NECESSARILY AN OPERATING SEGMENT OR PART OF AN OPERATING SEGMENT. FOR EXAMPLE, A CORPORATE HEADQUARTERS OR CERTAIN FUNCTIONAL DEPARTMENTS MAY NOT EARN REVENUES OR MAY EARN REVENUES THAT ARE ONLY INCIDENTAL TO THE ACTIVITIES OF THE ENTERPRISE AND WOULD NOT BE OPERATING SEGMENTS. FOR PURPOSES OF THIS STATEMENT, AN ENTERPRISE'S PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS ARE NOT CONSIDERED OPERATING SEGMENTS.

         12. THE TERM CHIEF OPERATING DECISION MAKER IDENTIFIES A FUNCTION, NOT NECESSARILY A MANAGER WITH A SPECIFIC TITLE. THAT FUNCTION IS TO ALLOCATE RESOURCES TO AND ASSESS THE PERFORMANCE OF THE SEGMENTS OF AN ENTERPRISE. OFTEN THE CHIEF OPERATING DECISION MAKER OF AN ENTERPRISE IS ITS CHIEF EXECUTIVE OFFICER OR CHIEF OPERATING OFFICER, BUT IT MAY BE A GROUP CONSISTING OF, FOR EXAMPLE, THE ENTERPRISE'S PRESIDENT, EXECUTIVE VICE PRESIDENTS, AND OTHERS.

         13. FOR MANY ENTERPRISES, THE THREE CHARACTERISTICS OF OPERATING SEGMENTS DESCRIBED IN PARAGRAPH 10 CLEARLY IDENTIFY A SINGLE SET OF OPERATING SEGMENTS. HOWEVER, AN ENTERPRISE MAY PRODUCE REPORTS IN WHICH ITS BUSINESS ACTIVITIES ARE PRESENTED IN A VARIETY OF DIFFERENT WAYS. IF THE CHIEF OPERATING DECISION MAKER USES MORE THAN ONE SET OF SEGMENT

                                                               October 17, 2006
                                                                         Page 6


         INFORMATION, OTHER FACTORS MAY IDENTIFY A SINGLE SET OF COMPONENTS AS CONSTITUTING AN ENTERPRISE'S OPERATING SEGMENTS, INCLUDING THE NATURE OF THE BUSINESS ACTIVITIES OF EACH COMPONENT, THE EXISTENCE OF MANAGERS RESPONSIBLE FOR THEM, AND INFORMATION PRESENTED TO THE BOARD OF DIRECTORS.

         14. GENERALLY, AN OPERATING SEGMENT HAS A SEGMENT MANAGER WHO IS DIRECTLY ACCOUNTABLE TO AND MAINTAINS REGULAR CONTACT WITH THE CHIEF OPERATING DECISION MAKER TO DISCUSS OPERATING ACTIVITIES, FINANCIAL RESULTS, FORECASTS, OR PLANS FOR THE SEGMENT. THE TERM SEGMENT MANAGER IDENTIFIES A FUNCTION, NOT NECESSARILY A MANAGER WITH A SPECIFIC TITLE. THE CHIEF OPERATING DECISION MAKER ALSO MAY BE THE SEGMENT MANAGER FOR CERTAIN OPERATING SEGMENTS. A SINGLE MANAGER MAY BE THE SEGMENT MANAGER FOR MORE THAN ONE OPERATING SEGMENT. IF THE CHARACTERISTICS IN PARAGRAPH 10 APPLY TO MORE THAN ONE SET OF COMPONENTS OF AN ORGANIZATION BUT THERE IS ONLY ONE SET FOR WHICH SEGMENT MANAGERS ARE HELD RESPONSIBLE, THAT SET OF COMPONENTS CONSTITUTES THE OPERATING SEGMENTS.

         15. THE CHARACTERISTICS IN PARAGRAPH 10 MAY APPLY TO TWO OR MORE OVERLAPPING SETS OF COMPONENTS FOR WHICH MANAGERS ARE HELD RESPONSIBLE. THAT STRUCTURE IS SOMETIMES REFERRED TO AS A MATRIX FORM OF ORGANIZATION. FOR EXAMPLE, IN SOME ENTERPRISES, CERTAIN MANAGERS ARE RESPONSIBLE FOR DIFFERENT PRODUCT AND SERVICE LINES WORLDWIDE, WHILE OTHER MANAGERS ARE RESPONSIBLE FOR SPECIFIC GEOGRAPHIC AREAS. THE CHIEF OPERATING DECISION MAKER REGULARLY REVIEWS THE OPERATING RESULTS OF BOTH SETS OF COMPONENTS, AND FINANCIAL INFORMATION IS
         AVAILABLE FOR BOTH. IN THAT SITUATION, THE COMPONENTS BASED ON PRODUCTS AND SERVICES WOULD CONSTITUTE THE OPERATING SEGMENTS.

         REPORTABLE SEGMENTS

         FAS131, PAR. 16

         16. AN ENTERPRISE SHALL REPORT SEPARATELY INFORMATION ABOUT EACH OPERATING SEGMENT THAT (A) HAS BEEN IDENTIFIED IN ACCORDANCE WITH PARAGRAPHS 10-15 OR THAT RESULTS FROM AGGREGATING TWO OR MORE OF THOSE SEGMENTS IN ACCORDANCE WITH PARAGRAPH 17 AND (B) EXCEEDS THE QUANTITATIVE THRESHOLDS IN PARAGRAPH 18. PARAGRAPHS 19-24 SPECIFY OTHER SITUATIONS IN WHICH SEPARATE INFORMATION ABOUT AN OPERATING SEGMENT SHALL BE REPORTED. APPENDIX B INCLUDES A DIAGRAM THAT ILLUSTRATES HOW TO APPLY THE MAIN PROVISIONS IN THIS STATEMENT FOR IDENTIFYING REPORTABLE OPERATING SEGMENTS.

In assessing whether the geographic locations constitute a component of an operating segment and a reporting unit we noted the following:

o Full discrete financial information for each geographic location is not available. As we have only one full cost pool of assets, discrete financial information regarding total assets and depletion assigned to each geographic location is not available

o Operating results on a geographic by geographic basis are not reviewed by management. Production volume of oil, gas and natural gas liquids, are reviewed on a property by property basis although they are available by geographic location.

                                                               October 17, 2006
                                                                         Page 7


o Corporate financial results are reviewed on a consolidated basis. Operating expense information and capital expenditures by geographic location is available but this information is not detailed enough to make investment and resource allocation decisions.

o The geographic operating locations are arbitrarily determined and may be frequently adjusted to accommodate acquisitions or dispositions and serve mainly to allocate responsibility to supervisors and managers but not to assess operating results. In certain regulatory filings and public information, we provide information on a geographic location basis to provide a frame of reference in terms of where our properties are located geographically. The main focus of the external information is generally on a consolidated basis and when discussing capital projects and variances in production volumes information is discussed on a major property or project basis.

o As a conventional oil and gas company our operations have similar economic characteristics, are relatively homogeneous and external market factors similarly impact each of our geographic locations. The geographic location does not provide additional shelter from or exposure to variability in pricing or costs of production. Pricing is driven by market indexes and each geographic location is equally impacted by pricing changes. Similarly, increases or decreases in our main cost drivers such as fuel, power and contractor costs are realized in all geographic locations.

o Harvest Energy Trust is a conventional oil and gas trust with all of our drilling operations occurring in the western sedimentary basin in Canada. We follow the full cost method of accounting for our oil and gas operations. Regulation SX Article 4-10 requires that cost centers under the full cost method of accounting be determined on a country by country basis and the impairment be determined on a country by country basis. Our chief operating decision makers view our operations as one cost centre. Accordingly all of our oil and gas operations are organized into one cost centre.

Based on these facts, we have determined that geographic locations do not constitute a reporting unit.

In conclusion, as the chief operating decision makers do not use geographic operating location results to make investment decisions or to assess performance, we believe that we have one reporting unit. Therefore, for the purposes of the goodwill impairment test under U.S GAAP it continues to be appropriate to evaluate goodwill by comparing our total unitholders' equity book value and the related fair value (assessed based on the trading price of our trust units at December 31, 2005), to determine if a potential goodwill impairment existed.

I trust the foregoing addresses the additional query raised by the Securities Exchange Commission, but if any items require clarification, please do not hesitate to give me a call at your convenience at 403-268-3197. Many thanks for your comments.

Yours truly,

HARVEST ENERGY TRUST

(Signed) "ROBERT W. FOTHERINGHAM"

Robert W. Fotheringham


                                                                                   --------------
                                                                                    John Zahary
                                                                                   President and
                                                                                        CEO
                                                                                   --------------
                                                                                         |
                                                                                         |
                                                              ----------------------------------------------------
                                                              |                 |                 |               |
                                                              |                 |                 |               |
                                                       --------------   ----------------   --------------  ----------------
                                                        Rob Morgan      Bob Fotheringham     Jake Roorda     Cindy Gray
                                                       Vice President    Vice President    Vice President  Manager Investor
                                                        Engineering      Finance and CFO      Corporate       Relations
                                                          and COO
                                                       --------------   ----------------   --------------  ----------------
                                                              |
                                                              |
     --------------------------------------------------------------------------------------------------------------
     |                |               |               |                 |               |              |           |
     |                |               |               |                 |               |              |           |
-------------  --------------  --------------  ----------------  ---------------  --------------  -----------  ---------------
 Jim Sheasby    Pat McCarron    Matt Mazuryk    Darcy Tupechka    Wayne Sampson    Gary Boukall    Jim Look     Neil Sinclair
    Manager     Manager EH&S      Manager          Drilling        Manager Land       Manager       Manager       Manager
 Exploitation                   Exploitation       Manager         Negotiation      Geosciences   Geosciences    Operations
  North/East                     West/South,                                         North/ East   West/South
                                 /SE Sask.                                                         /SE Sask.
-------------  --------------  --------------  ----------------  ---------------  --------------  -----------  ---------------
     |                                |                                 |                                          |
     |                                |                                 |                                          |
     |                                |                                 |                                          |
     |  --------------------          |  -------------                  |  --------------                          |  ----------
     |_    Darcy Erickson             |_                                |_  Gerard Butts                           |_
           Manager Well                  Joint Venture                      Manager Land                              Facilities
        Servicing/Compliance                                               Administration
        --------------------             -------------                     --------------                             ----------